EXHIBIT 1

IDENTIFICATION AND CLASSIFICATION OF RELEVANT SUBSIDIARIES

Relevant Subsidiary	Item 3 Classification

Odyssey Reinsurance Company	(C)
United States Fire Insurance Company	(C)
TIG Insurance Company	(C)